SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



**FORM 11-K**

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 1-11515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

OF

COMMERCIAL FEDERAL BANK

AND PARTICIPATING SUBSIDIARIES



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCIAL FEDERAL CORPORATION
13220 CALIFORNIA STREET
OMAHA, NEBRASKA 68154

CRG

# COMMERCIAL FEDERAL
# RETIREMENT SAVINGS PLAN

## Financial Statements as of and for the Years Ended
## December 31, 2002 and 2001,
## Supplemental Schedule at End of
## Year December 31, 2002,
## and Independent Auditors' Report

# COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

## FORM 11-K

## TABLE OF CONTENTS



(1) The remaining schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Employee Retirement Income Security Act of 1974. Those schedules are: Schedule of Investment Assets Acquired and Disposed of Within the 2002 Plan Year, Schedule of Loans or Fixed Income Obligations, Schedule of Leases in Default or Classified as Uncollectable, Schedule of Reportable Transactions and Schedule of Nonexempt Transactions.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Commercial Federal Retirement Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Commercial Federal Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2003

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| ASSETS | | |
| Investments (at fair value): | | |
| Investments in marketable securities - | | |
| Commercial Federal Corporation common stock | $ 24,354,540 | $ 25,540,364 |
| Mutual funds and managed portfolios | 59,882,958 | 64,194,315 |
| Total | 84,237,498 | 89,734,679 |
| Loans receivable from Plan participants | 19,133 | 3,016 |
| Total investments | 84,256,631 | 89,737,695 |
| Cash | 2,391,105 | 406,136 |
| Interest receivable | 220,553 | 231,830 |
| Dividends receivable | 230,512 | 193,825 |
| Receivable on settlement of investment securities sales | - | 31,750 |
| Total assets | 87,098,801 | 90,601,236 |
| LIABILITIES | | |
| Payable for settlement of investment securities purchases | 1,072,483 | 339,334 |
| Other miscellaneous liabilities | 42,711 | 34,251 |
| Total liabilities | 1,115,194 | 373,585 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 85,983,607 | $ 90,227,651 |

See accompanying notes to financial statements.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

| | Year Ended December 31, 2002 | 2001 |
|---|---|---|
| INVESTMENT INCOME (LOSS): | | |
| Net depreciation in fair value of investments | $ (11,099,497) | $ (47,565) |
| Interest income | 1,015,359 | 1,330,642 |
| Dividend income | 1,358,028 | 1,383,991 |
| Miscellaneous income | 810 | 28,318 |
| | (8,725,300) | 2,695,386 |
| Less investment expenses: | | |
| Investment management fees | (210,526) | (205,272) |
| Other administrative fees | (61,861) | (49,045) |
| | (272,387) | (254,317) |
| Net investment income (loss) | (8,997,687) | 2,441,069 |
| CONTRIBUTIONS: | | |
| Employer | 4,591,042 | 4,280,853 |
| Plan participants | 6,109,227 | 5,551,915 |
| Rollovers from Plan participants | 93,469 | 124,374 |
| | 10,793,738 | 9,957,142 |
| Total additions, net | 1,796,051 | 12,398,211 |
| DEDUCTIONS: | | |
| Distributions to participants | (6,040,095) | (13,334,375) |
| NET DECREASE | (4,244,044) | (936,164) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 90,227,651 | 91,163,815 |
| End of year | $ 85,983,607 | $ 90,227,651 |

See accompanying notes to financial statements.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies and practices followed by the Commercial Federal Retirement Savings Plan (the "Plan") in the preparation of its financial statements. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires trustees to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Basis of Presentation - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Payment of Benefits - Benefits are recorded when paid. Benefits payable to persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2002 and 2001 were $4,116,162 and $5,716,360, respectively.

Valuation of Investments - Investments, except for loans receivable from Plan participants, are stated at fair value. Plan investments are valued daily as determined by quoted closing market prices. Loans receivable from Plan participants are valued at the outstanding principal balance at the end of the year with such amounts approximating fair value. Net appreciation or depreciation in the fair value of investments is computed using beginning of year fair value or purchase price, if purchased during the year. Unless specifically determinable, the cost of securities sold is based on the average cost method. Purchases and sales of investments are recorded on a trade-date basis.

Recognition of Income on Investments - Interest income on U.S. Government and government agency obligations and corporate bonds is credited as earned. Dividend income is recorded on the ex-dividend date.

B. DESCRIPTION OF THE PLAN:

General - The Plan is a defined contribution savings plan created as a retirement benefit vehicle for eligible employees or their beneficiaries of Commercial Federal Bank (the "Bank") and participating subsidiaries. The Plan provides for eligible participants to reduce their taxable compensation each year by a predetermined amount that is contributed to the Plan. The Bank also contributes to the Plan an employer matching amount determined annually by the Bank's Board of Directors.

Plan Participation - All employees are eligible to participate in the Plan. Employees may contribute to the Plan immediately and matching employer contributions begin after the employee has reached 18 years of age and one year of service has been completed with the Bank or its participating subsidiaries.

Employer's Contributions - The Bank and participating subsidiaries make contributions each pay period (semi-monthly) to the Plan ("employer" or "company contributions") as determined by the Bank's Board of Directors. The Bank matches 100% of each participant's elective deferral contribution up to 8% of the participant's base compensation. A participant's maximum pre-tax elective deferral contribution to the Plan was limited to $11,000 for 2002 and $10,500 for 2001, subject to percentage-of-pay limitations and special nondiscrimination tests as defined and provided by the Internal Revenue Code. For 2002, the total maximum amount of pre-tax and after-tax contributions that can be accumulated in all of a participant's tax-qualified defined contribution plans, including both participant and employer contributions, is limited to the lesser of $40,000 or 100% of compensation. For 2001, this limit was $35,000 or 25% of compensation. These limits are also subject to special non-discrimination rules applicable to highly compensated employees, as defined. Participants who have not completed a year of service (as defined) for the year, and/or who are not employed on the final day of the Plan year, are not entitled to share in the company contributions (and any earnings or losses on such contributions) for such year except with respect to those who have terminated service during the year by reason of death, disability or retirement (the earlier of age 60 or a combination of age and years of service equal to 70). Contributions from the Bank totaled $4,591,042 and $4,280,853, respectively, during 2002 and 2001.

Participants' Contributions - Participants in the Plan may contribute through semi-monthly payroll deductions of at least 1%, and up to 100%, of their total compensation on a pre-tax basis, subject to an annual limit ("elective deferrals"). The elective deferral contribution to this Plan of each participant is subject to annual cost-of-living adjustments and was limited to $11,000 for 2002 and $10,500 for 2001. The percentage of compensation for elective deferral contributions may be changed at any time during the month by participants (limited to once per month).

Rollover Contributions - The Plan accepts eligible participants' funds or assets, provided such funds or assets are a rollover contribution pursuant to applicable sections of the Internal Revenue Code. All amounts so accepted and credited are nonforfeitable.

Participants' Accounts - Each participant's account is credited (or debited for losses) with the participant's contribution and allocation of (i) the company's contribution, (ii) Plan earnings or losses and (iii) a recordkeeping fee. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to that benefit which can be provided from the participant's vested account. Such benefit does not include the company's current year contributions, any earnings or losses on such current year employer contributions, or forfeitures if the participant is not employed on the final day of the year. See "Forfeitures" for an amendment to forfeiture allocations effective January 1, 2002.

B. DESCRIPTION OF THE PLAN (Continued):

Forfeitures - Through December 31, 2001, forfeitures allocable on a valuation date were allocated to the accounts of the participants entitled to share therein in the same proportion that employer contributions were allocated to the participant's accounts, except that participants who had terminated service by reason of death, permanent disability or retirement, who had not completed a year of service during the year, and/or who were not employed on the final day of the year, were not entitled to share in forfeitures.

Effective January 1, 2002, the Plan was amended to provide that all forfeitures are to be used to reduce or offset future employer contributions to the Plan, if any, with any remaining amounts used to reduce Plan expenses. Forfeitures were $477,327 and $251,194 for the years ended December 31, 2002 and 2001, respectively.

Vesting - Vesting is based upon qualified years of service with the Bank or participating subsidiaries. A full year of vested service is a calendar year in which a participant completes 1,000 hours of eligible service. A participant's account is fully vested upon death, permanent disability, retirement or certain changes in control of Commercial Federal Corporation (the "Corporation"), the holding company of the Bank. Participants are immediately vested 100% in their contributions (including rollovers) and the earnings or losses thereon.

Effective January 1, 2002, a participant is 25% vested in employer contributions (and any earnings or losses on such contributions) at two years of eligible service, 50% vested at three years of eligible service, 75% vested at four years of eligible service and 100% vested at five or more years of eligible service.

Investment Options - Through September 30, 2001, participants had the option of directing all or a portion of both their contributions and employer matching contributions into the Bufka General Fund, the Commercial Federal Corporation Stock Fund, the Bufka Fixed Income Fund and the Weitz Series Fund Value Portfolio. Effective October 1, 2001, participants have the option of directing all or a portion (from 5% to 100%, in 5% increments) of both their contributions and employer matching contributions into eight investment options. Participants may, on a quarterly basis, change the percentage allocated between funds. On a quarterly basis participants may also transfer account balances between the funds.

A description of the eight investment fund options follows:

1. **Investment Contract Fund.** This mutual fund, managed by Comerica Bank, N.A., seeks to safeguard principal and offer returns that will exceed the returns of money market funds. This fund invests in high quality investment contracts of selected insurance companies and banks. In selecting securities the fund manager performs credit analysis of the issuing insurance company or bank by analyzing its financial strength, asset quality and profitability.

2. **Dreyfus Bond Market Index Fund/Inv (DBMIX).** This mutual fund is a long-term bond index fund that seeks to match the return and risk profiles of the Lehman Brothers Government/Corporate Bond Index. This fund invests in the type of securities held in the Lehman Brothers Government/Corporate Bond Index, including U.S. Government, federal agency and corporate debt securities. The Dreyfus Bond Market Index Fund replaced the Bufka Fixed Income Fund on October 1, 2001 and is similar in nature to the Bufka Fixed Income Fund.

B. DESCRIPTION OF THE PLAN (Continued):

3. **Bufka & Rodgers General Fund**. This portfolio is a non-registered balanced fund that seeks to invest in a combination of stocks, bonds and convertible securities to generate both long-term growth and current income. The fund is to consist of no more than 65% stocks, no more than 65% convertible securities and no less than 35% bonds. This portfolio is managed by Bufka & Rodgers, LLC of Schaumburg, Illinois.

4. **Munder Funds Index 500/K (MUXKX).** This large-cap blend mutual fund invests in the common stock of large, well-established United States companies and seeks long-term growth by tracking the return and risk profiles of the S&P 500 Index. The fund owns the same 500 stocks as the S&P Index at all times. This strategy provides broad exposure to the United States equity market.

5. **Weitz Series Fund: Value Portfolio (WVALX)**. This growth and income mutual fund seeks to invest primarily in company stocks of sound, growing, well managed businesses that in the fund manager's opinion are significantly undervalued.

6. **Janus Growth & Income Fund (JAGIX)**. This is a growth and income mutual fund that seeks to invest primarily in stocks that have earnings growth potential not recognized by the market and secondarily in stocks for their income potential. The mix between growth and income stocks may be adjusted to take advantage of changing market conditions.

7. **MFS New Discovery Fund/A (MNDAX)**. This is a small-cap growth mutual fund that seeks to invest in smaller emerging growth companies early in their life cycle and those that have the potential for faster earnings growth than established companies.

8. **Commercial Federal Corporation Common Stock (CFB)**. This investment option invests in shares of Commercial Federal Corporation common stock. Returns are achieved through appreciation in the stock's price and quarterly dividends which are reinvested in additional common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Loans - Loans to participants are made only to pay for the following: (i) debts incurred from substantial financial hardship, (ii) medical expenses of the participant or eligible family member not covered by insurance, or (iii) post-high school education expenses of the participant or an eligible family member. The maximum amount of a loan to a participant is the lesser of $50,000 or 50% of such participant's vested account balance.

Any loans to participants shall bear an interest rate commensurate with market rates charged for loans which would be made under similar circumstances and the repayment period shall not exceed five years. A loan shall become due and payable to the extent of, and shall be charged against, the amounts which are to be paid or satisfied to such participant or the participant's beneficiary on the date payments become due or would be payable under the Plan by reason of the participant's permanent disability, death, retirement, or separation from employment with the Bank or participating subsidiaries. Any unpaid loan balance so applied would be a taxable distribution to such participant.

B. DESCRIPTION OF THE PLAN (Continued):

At December 31, 2002 and 2001, there were eight and two participant loans, respectively, with outstanding balances totaling $19,133 and $3,016, respectively.

Withdrawals - Withdrawal of participant's elective deferral contributions will be made only for reasons of substantial financial hardship with distributions for these purposes not to exceed, with certain exceptions, the amount of the need. There were no forfeitures on withdrawals of elective deferral contributions and these distributions are taxable to the participant.

Distributions also will be made to Plan participants upon termination of the Plan without the establishment of another qualified plan. In the event of such Plan termination, the participant's account balances will be 100% vested with any distributions taxable to the participants if such distributions are not directed to a qualified retirement plan by such participants.

Benefits to Participants - Participants are entitled to receive as retirement benefits the amounts credited to their accounts as of the Plan valuation date coinciding with or immediately following their retirement date. A participant's normal retirement date, as amended effective July 18, 2001 and defined in the Plan agreement, is when a participant attains the earlier of (i) age 60 or (ii) a combination of age and years of service equal to 70 ("normal retirement age"). On the date a participant attains normal retirement age, the participant shall have a fully entitled interest in their accounts. A participant's retirement may be deferred at the participant's option, subject to provisions of the Internal Revenue Code, wherein the participant shall continue to participate in the Plan. Distribution of benefits to retired participants or their beneficiaries can be in the form of a lump sum payment or in various types of periodic payments in accordance with applicable provisions of the Plan and the Internal Revenue Code.

In the case of a participant's death, benefits are paid to designated beneficiaries and are 100% vested. In addition, if any participant becomes permanently disabled, that participant is entitled to receive 100% of the amounts credited to such participant's account. In the event any participant is temporarily disabled, such participant may receive all or part of their nonforfeitable benefit.

If a participant resigns or is terminated from service prior to retirement for reasons other than death or permanent disability, the interest in such participant's contribution account will be fully vested. However, the participant's interest in the company contribution account for the current year will be forfeited and returned to the company, and for the prior years will vest to the participant according to their completed years of service.

Administration of the Plan - The Plan is administered by a trustee committee consisting of six employees of the Bank. Such trustees have the power and the duty to make all decisions necessary or proper to carry out the provisions of the Plan. The trustees do not receive any compensation for the administration of the Plan.

C. INVESTMENTS:

The fair value of the Plan's investments are presented in the following tables. Investments that represent 5% or more of the Plan's net assets are separately identified.

| Investments | December 31, 2002<br>Principal Amount in Dollars or Number of Shares | Fair Value |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| U.S. Government and government agency obligations | $ 5,645,699 | $ 5,723,370 |
| Corporate bonds | $ 12,265,000 | 10,130,667 |
| Corporate common stocks | 885,761 shares | 17,813,879 |
| Total - Bufka & Rodgers General Fund | | 33,667,916 |
| Commercial Federal Corporation common stock | 1,043,021 shares | 24,354,540 |
| Weitz Series Fund: Value Portfolio | 520,159 shares | 14,522,840 |
| Dreyfus Bond Market Index Fund/Inv. | 565,691 shares | 5,928,444 |
| Investments representing less than 5% of the Plan's net assets | 209,130 shares | 5,763,758 |
| | | 84,237,498 |
| Investments at estimated fair value: | | |
| Loans receivable from Plan participants | | 19,133 |
| Total Investments | | $ 84,256,631 |

| Investments | December 31, 2001<br>Principal Amount in Dollars or Number of Shares | Fair Value |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| U.S. Government and government agency obligations | $ 15,023,099 | $ 10,525,441 |
| Corporate bonds | $ 8,215,000 | 7,812,385 |
| Corporate common stocks | 908,864 shares | 26,268,661 |
| Total - Bufka & Rodgers General Fund | | 44,606,487 |
| Commercial Federal Corporation common stock | 1,086,824 shares | 25,540,364 |
| Weitz Series Fund: Value Portfolio | 422,489 shares | 14,487,131 |
| Investments representing less than 5% of the Plan's net assets | 415,923 shares | 5,100,697 |
| | | 89,734,679 |
| Investments at estimated fair value: | | |
| Loans receivable from Plan participants | | 3,016 |
| Total Investments | | $ 89,737,695 |

C. INVESTMENTS (Continued):

During 2002 and 2001, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value by a net of $11,099,497 and $47,565, respectively, as follows:

| | 2002 | 2001 |
|---|---|---|
| Bufka & Rodgers General Fund | $ (7,200,889) | $ (4,574,937) |
| Weitz Series Fund: Value Portfolio | (3,128,323) | (399,633) |
| MFS New Discovery Fund/A | (420,245) | 48,328 |
| Janus Growth & Income Fund | (296,968) | 16,899 |
| Dreyfus Bond Market Index Fund/Inv | 220,524 | 170,490 |
| Munder Funds Index 500/K | (190,240) | 12,450 |
| Commercial Federal Corporation common stock | (83,356) | 4,678,627 |
| Insurance Contract Fund | - | 211 |
| | $ (11,099,497) | $ (47,565) |

D. INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the trustees of the Plan by a letter dated July 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

E. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in all accounts.

F. RELATED PARTY TRANSACTIONS:

Interest income totaling $35 and $20,452 was recorded during 2002 and 2001, respectively, from an interest-earning account at the Bank. The interest income earned was at respective current market interest rates. The cash account at the Bank totaled $3,187 and $5,711, respectively, at December 31, 2002 and 2001. As of September 2002, this cash account at the Bank became non-interest bearing.

There were no payables to the Bank at December 31, 2002 or 2001. Receivables from the Bank were as follows at December 31:

| | 2002 | 2001 |
|---|---|---|
| Dividend receivable from Commercial Federal Corporation common stock | $ 93,603 | $ 86,946 |

F. RELATED PARTY TRANSACTIONS (Continued):

Activity of the Corporation's common stock within the Stock Fund was as follows:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| During the year: | | | | |
| Numbers of shares sold, forfeited and delivered | | 171,584 | | 208,609 |
| Sales proceeds | $ | 4,594,700 | $ | 4,519,805 |
| Adjusted basis | $ | 4,032,224 | $ | 4,054,838 |
| Net realized gain | $ | 562,476 | $ | 464,967 |

Plan investments include the Investment Contract Fund managed by Comerica Bank, N.A. Comerica Bank N.A. is the trustee as defined in the Plan and, therefore, all transactions of the Investment Contract Fund qualify as party-in-interest.

G. INVESTMENT EXPENSES:

Investment expenses incurred by the Plan for the years ended December 31, 2002 and 2001 totaled $272,387 and $254,317, respectively. Such expenses consisted of fees for:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Management of Plan assets | $ | 210,526 | $ | 216,079 |
| Processing account activity of Plan participants | | 61,861 | | 36,823 |
| Miscellaneous | | - | | 1,415 |
| Totals | $ | 272,387 | $ | 254,317 |

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2002

| Column B | Column C | | | Col. E |
|---|---|---|---|---|
| | Description of Investments Including Collateral | | | |
| Identity of Issue, Borrower, Lessor or Similar Party | Rate of Interest | Maturity Date | Par or Maturity Value | Current Value |
| **BUFKA & RODGERS GENERAL FUND:** | | | | |
| U.S. Government and Government Agency Obligations: | | | | |
| U.S. Treasury Note | 5.38% | 06/30/03 | $ 300,000 | $ 306,189 |
| U.S. Treasury Note | 5.88% | 11/15/05 | 500,000 | 554,530 |
| U.S. Treasury Note | 6.13% | 08/15/07 | 500,000 | 575,000 |
| U.S. Treasury Note | 5.63% | 05/15/08 | 500,000 | 567,345 |
| Zero Coupon Security | (1) | 11/15/08 | 700,000 | 582,624 |
| Zero Coupon Security | (1) | 02/15/09 | 2,000,000 | 1,633,880 |
| U.S. Treasury Bond | 7.50% | 11/15/16 | 650,000 | 850,076 |
| GNMA Pool No. 194929 | 8.00% | 04/15/17 | 87,699 | 96,270 |
| U.S. Treasury Bond | 8.00% | 11/15/21 | 400,000 | 557,376 |
| Bellevue NE Sarpy Bond (2) | 4.00% | 11/01/80 | 8,000 | 80 |
| Total U.S. Government and Government Agency Obligations | | | $ 5,645,699 | $ 5,723,370 |

(1) Zero coupon bond

(2) Defaulted on November 1, 1980

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2002

(Continued)

| Column B | Column C | Col. E |
|---|---|---|
| | Description of Investments Including Collateral | |
| Identity of Issue, Borrower, Lessor or Similar Party | Number of Shares | Current Value |
| Corporate Common Stocks: | | |
| AT&T Wireless Group | 69,488 | $ 392,607 |
| American International Group | 15,000 | 867,750 |
| Carnival Corp. | 29,700 | 741,015 |
| Cendant Corp. | 78,000 | 817,440 |
| Charter Comunications | 45,000 | 53,100 |
| Cintas Corp. | 10,000 | 457,500 |
| Citigroup, Inc. | 31,500 | 1,108,485 |
| Cox Communications | 39,306 | 1,116,291 |
| CVS Corp. | 20,000 | 499,400 |
| DST Systems Inc. | 20,000 | 711,000 |
| Elan Corp. PLC | 25,600 | 62,976 |
| EMC Corp. | 75,000 | 460,500 |
| Equity Office Properties | 15,000 | 374,700 |
| Federal National Mortgage Association | 13,000 | 836,290 |
| First Data Corp. | 25,418 | 900,051 |
| Home Depot | 32,000 | 768,640 |
| Liberty Media Corp A | 114,400 | 1,022,736 |
| Lilly Eli & Company | 10,400 | 660,400 |
| Molex Inc. Class A | 40,793 | 811,373 |
| Motorola | 15,000 | 480,000 |
| Pfizer, Inc. | 22,000 | 672,540 |
| Sealed Air Corp. | 35,000 | 1,491,000 |
| Simon Debartolo Group Inc. | 20,000 | 681,400 |
| Travelers Property Casualty Corp. Class A | 21,360 | 312,924 |
| Travelers Property Casualty Corp. Class B | 2,796 | 40,961 |
| Vodafone Group | 40,000 | 724,800 |
| Wyeth | 20,000 | 748,000 |
| Total Corporate Common Stocks | 885,761 | $ 17,813,879 |

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2002

(Continued)

| Column B | Column C | | | Col. E |
|---|---|---|---|---|
| | Description of Investments Including Collateral | | | |
| Identity of Issue, Borrower, Lessor or Similar Party | Rate of Interest | Maturity Date | Par or Maturity Value | Current Value |
| Corporate Bonds: | | | | |
| Abbott Labs | 6.00% | 03/15/08 | $ 300,000 | $ 334,650 |
| AES Jr Sub. Convertible (2) | 4.50% | 08/15/05 | 2,150,000 | 937,938 |
| Ameritech Cap. Fdg. Corp. | 6.15% | 01/15/08 | 500,000 | 549,815 |
| AT&T Corporation | 7.00% | 05/15/05 | 200,000 | 212,796 |
| Baltimore Gas & Electric | 6.13% | 07/01/03 | 100,000 | 101,848 |
| Bass American Inc. | 6.63% | 03/01/03 | 150,000 | 150,531 |
| Bell Atlantic Corporation | 6.00% | 04/15/08 | 150,000 | 162,540 |
| Boeing Capital Corp. | 6.50% | 02/15/12 | 100,000 | 106,621 |
| Boeing Capital Corp. | 5.80% | 01/15/13 | 200,000 | 202,562 |
| Bristol Meyers Squibb Co. | 5.75% | 10/01/11 | 200,000 | 212,970 |
| Campbell Soup Company | 5.00% | 12/03/12 | 200,000 | 204,224 |
| Charter Communications, Inc. (1) | 4.75% | 06/01/06 | 800,000 | 143,000 |
| Chesapeake & Potomac Telephone | 6.13% | 07/15/05 | 200,000 | 216,928 |
| Citigroup, Inc. | 6.63% | 09/15/05 | 150,000 | 165,386 |
| Coca Cola Enterprises | 7.13% | 08/01/17 | 100,000 | 120,292 |
| Coca Cola Enterprises | 6.63% | 08/01/04 | 100,000 | 107,299 |
| Consolidated Edison Co. NY Inc. | 6.25% | 02/01/08 | 150,000 | 168,952 |
| Corning Inc. Zero Coupon Security | (2) | 11/08/15 | 1,700,000 | 952,000 |
| Disney Holding Company | 6.75% | 03/30/06 | 450,000 | 491,422 |
| Dow Chemical | 6.00% | 10/01/12 | 200,000 | 204,400 |
| DuPont & Company | 4.75% | 11/15/12 | 200,000 | 206,184 |
| Emerson Electric Company | 5.63% | 11/15/13 | 300,000 | 321,261 |
| Ford Motor Company | 6.13% | 01/09/06 | 300,000 | 298,593 |
| Ford Motor Credit Corporation | 7.88% | 06/15/10 | 100,000 | 100,626 |
| GCI, Inc. | 9.75% | 08/01/07 | 165,000 | 132,000 |
| General Electric Capital Corp. Series A | 4.63% | 09/15/09 | 200,000 | 204,896 |
| General Electric Capital Corp. | 5.88% | 02/15/12 | 100,000 | 106,909 |

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2002

(Continued)

| Column B | Column C | | | Col. E |
|---|---|---|---|---|
| | Description of Investments Including Collateral | | | |
| Identity of Issue, Borrower, Lessor or Similar Party | Rate of Interest | Maturity Date | Par or Maturity Value | Current Value |
| Corporate Bonds Continued: | | | | |
| General Motors Corp. | 6.25% | 05/01/05 | $ 100,000 | $ 102,324 |
| General Motors Corp. | 7.20% | 01/15/11 | 100,000 | 100,419 |
| General Motors Acceptance Corp. | 6.13% | 01/22/08 | 200,000 | 201,342 |
| GTE California | 5.50% | 01/15/09 | 100,000 | 106,346 |
| GTE South, Inc. | 6.00% | 02/15/08 | 100,000 | 109,080 |
| IBM Corporation | 4.25% | 09/15/09 | 200,000 | 204,212 |
| Kimberly Clark | 6.88% | 02/15/14 | 200,000 | 240,962 |
| Kraft Foods, Inc. | 5.63% | 11/01/11 | 200,000 | 213,812 |
| Phillip Morris Cos. Inc. | 7.20% | 02/01/07 | 100,000 | 110,484 |
| Pitney Bowes, Inc. | 5.95% | 02/01/05 | 200,000 | 214,742 |
| Potomac Electric Power | 6.50% | 03/15/08 | 200,000 | 226,382 |
| Sears Roebuck | 6.20% | 07/15/08 | 200,000 | 190,134 |
| Southwestern Electric Power Co. | 7.00% | 09/01/07 | 300,000 | 336,717 |
| Union Camp Corp. | 7.00% | 08/15/06 | 300,000 | 330,021 |
| Verizon New England, Inc. | 6.50% | 09/15/11 | 100,000 | 110,416 |
| Verizon New Jersey, Inc. | 5.88% | 01/17/12 | 100,000 | 105,951 |
| Wisconsin Power and Light Company | 7.00% | 06/15/07 | 100,000 | 110,680 |
| Total Corporate Bonds | | | $ 12,265,000 | $ 10,130,667 |

(1) Convertible security

(2) Zero Coupon Bond

| | |
|---|---|
| Total Bufka & Rodgers General Fund | $ 33,667,916 |

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4 (i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2002

(Continued)

| Column B | Column C | Col. E |
|---|---|---|
| | Description of Investments Including Collateral | |
| Identity of Issue, Borrower, Lessor or Similar Party | Number of Shares | Current Value |
| **STOCK FUND:** | | |
| Commercial Federal Corporation Common Stock (party-in-interest) | 1,043,021 | $ 24,354,540 |
| **MUTUAL FUNDS:** | | |
| Weitz Series Fund: Value Portfolio | 520,159 | 14,522,840 |
| Dreyfus Bond Market Index Fund | 565,691 | 5,928,444 |
| Investment Contract Fund (party-in-interest) | - | 2,326,864 |
| Janus Growth & Income Fund Inv. | 60,836 | 1,419,914 |
| MFS New Discovery Fund/A | 101,632 | 1,161,658 |
| Munder Funds Index 500/K | 46,662 | 855,322 |
| Total Mutual Funds and Managed Portfolios | 1,294,980 | 26,215,042 |
| Loans receivable from Plan participants (eight notes with interest rates ranging from 7.00% to 8.46% and maturing April 2003 through July 2007) (party-in-interest) | | 19,133 |
| TOTAL INVESTMENTS | | $ 84,256,631 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

COMMERCIAL FEDERAL RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 20, 2003

Joseph L. Fritzsche, Trustee

**EXHIBIT 23.1**

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-91476, 333-91065, 333-58607, 333-20739, 33-63629, 33-63221, 33-60448, 33-39762, 33-36708, 33-31685, 33-21068, 33-05616 and Post-Effective Amendment No. 1 to Registration Statement Nos. 333-49967, 333-45613, 333-42817, 33-01333 and 33-10396 of Commercial Federal Corporation on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the Commercial Federal Retirement Savings Plan for the year ended December 31, 2002.

Deloitte + Touche LLP

Omaha, Nebraska
June 26, 2003

**EXHIBIT 99.1**

**CERTIFICATE PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K for the year ended December 31, 2002, of the Commercial Federal Retirement Savings Plan as filed with the Securities and Exchange Commission on June 27, 2003 (the "Report"), I, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Commercial Federal Retirement Savings Plan.

Date: June 27, 2003

By: William A. Fitzgerald
William A. Fitzgerald
Chairman of the Board and Chief Executive Officer

David S. Fisher
David S. Fisher
Executive Vice President and Chief Financial Officer